UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14 )


                                 AmerAlia, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    023559-26
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                                 (CUSIP Number)

      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                          March 26, 1999 and March 31, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 23559-26
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the
          Jacqueline Mars Vogel Trust)

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
          (See Instructions)                                           (b) |_|

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3         SEC USE ONLY
          (See Instructions)

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4         SOURCE OF FUNDS
          PF

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|
          Not applicable

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

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                             7      SOLE VOTING POWER
                                    2,000 shares of Series E Convertible
                                    Preferred Stock, 3,097,460 shares of
                                    Common Stock.

                             ---------------------------------------------------
  NUMBER OF                  8      SHARED VOTING POWER
   SHARES                           Not applicable
BENEFICIALLY
  OWNED BY                   ---------------------------------------------------
    EACH                     9      SOLE DISPOSITIVE POWER
  REPORTING                         2,000 shares of Series E Convertible
   PERSON                           Preferred Stock, 3,097,460 shares of
    WITH                            Common Stock.

                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    Not applicable

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,000 shares of Series E Convertible Preferred Stock, 3,097,460 shares of Common Stock.

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
          Not applicable

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67% of Series E Convertible Preferred Stock (21.9% of Common Stock if fully converted); 43.4% of Common Stock.

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14        TYPE OF REPORTING PERSON (See Instructions)
          00

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



Item 1. Security and Issuer

     Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn                          Chairman of the Board, President
                                      and Chief Executive Officer

Robert van Mourik                     Executive Vice President, Chief
                                      Financial Officer, Secretary and Treasurer

Marvin H. Hudson                      Vice President, Investor Relations

     All of the individuals named above have their principal office at AmerAlia, Inc., 1155 Kelly Johnson Blvd. #111, Colorado Springs, Colorado 80902.

Item 2. Identity and Background

     a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

     b.   6885 Elm Street, McLean, Virginia 22101-3883

     c.   Mars, Inc.
          6885 Elm Street McLean, Virginia 22101-3883

     d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

     e. Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws.

     f.   United States of America

Item 3. Source and Amount of Funds or Other Consideration

     The reporting person acquired the Common Stock as dividends paid on shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock beneficially owned by the reporting person, from the conversion of the Series A and Series B Convertible Preferred Stock beneficially owned by the reporting person, and from the exercise of 700,000 warrants for the purchase of 700,000 shares of Common Stock at $2.00 per share for $1,400,000, from the personal funds of the reporting person.

Item 4. Purpose of Transaction

     The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

     a. As of the date of this statement, the reporting person beneficially owns 3,097,460 shares of Common Stock of the issuer, which represents 43.4% of the outstanding shares in that class; 67% of Series E Convertible Preferred Stock, which represents 21.9% of Common Stock if fully converted.

     b. The reporting person holds the sole power to vote and the sole power to dispose of the reporting person's 3,097,460 shares of Common Stock.

     c. An exercise of 700,000 warrants for the right to buy 700,000 shares of Common Stock was effected on March 26, 1999 for $2.00 per share. An acquisition of 50,000 shares as a dividend on the Series E Convertible Preferred Stock was effected on March 31, 1999.

     d.   No response required.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7. Material to Be Filed as Exhibits

        Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      Date                            Jacqueline Badger Mars, as Trustee